UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Primus Telecommunications Group, Incorporated

(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State of incorporation or organization)	(I.R.S. employer identification number)

7901 Jones Branch Drive, Suite 900 McLean, Virginia	22102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

General

On June 12, 2009, the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order confirming the Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated (“Group”) and its Affiliate Debtors (the “Plan”). On July 1, 2009 (the “Effective Date”), the Plan became effective.

On the Effective Date, Group’s common stock outstanding immediately prior to the Effective Date (the “Old Common Stock”) was cancelled pursuant to the Plan. In accordance with the Plan, Group filed a Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amended and Restated Certificate of Incorporation”). Pursuant to the Amended and Restated Certificate of Incorporation, Group is authorized to issue 100,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $0.001 per share (the “New Common Stock”), and 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As required by chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Amended and Restated Certificate of Incorporation provides that Group will not issue nonvoting equity securities; however, under the Amended and Restated Certificate of Incorporation such restriction (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) will have such force and effect, if any, only for so long as such Section 1123(a)(6) of the Bankruptcy Code is in effect and (iii) may be amended or eliminated in accordance with applicable law.

On the Effective Date and pursuant to the terms of the Plan, Group issued (1) 9,600,000 shares of New Common Stock to former holders of debt securities of certain subsidiaries of Group, (2) Class A warrants to purchase up to an aggregate of 3,000,000 shares of New Common Stock to former holders of debt securities of a direct subsidiary of Group, (3) Class B warrants to purchase up to an aggregate of 1,500,000 shares of New Common Stock to former holders of debt securities of Group, and (4) contingent value rights to receive up to an aggregate of 2,665,000 shares of New Common Stock to holders of Old Common Stock. In addition, on the Effective Date, Group adopted a management equity incentive plan pursuant to which up to 1,000,000 shares of New Common Stock may be issued to officers, directors and employees of Group and its subsidiaries. As of the Emergence Date, equity awards in respect of 900,000 shares of New Common Stock have been authorized to be granted.

The following description of the New Common Stock, including certain provisions of the Amended and Restated Certificate of Incorporation and Group’s amended and restated bylaws (the “Amended and Restated Bylaws”), is a summary and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are filed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.

Common Stock

Voting. The holders of the New Common Stock are entitled to one vote for each outstanding share of New Common Stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the New Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Group’s affairs, holders of the New Common Stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities. If Group has any Preferred Stock outstanding at such time, holders of the Preferred Stock may be entitled to distribution and/or liquidation preferences. In either such case, Group must pay the applicable distribution to the holders of the Preferred Stock before they may pay distributions to the holders of the New Common Stock.

Conversion, Redemption and Preemptive Rights. Holders of the New Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Under the Amended and Restated Certificate of Incorporation, the board of directors of Group is authorized, subject to limitations prescribed by law, to issue up to 20,000,000 shares of Preferred Stock in one or more classes or series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the Preferred Stock. Accordingly, the board of directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the New Common Stock or otherwise be in their best interest.

Limitations on Directors’ Liability

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions indemnifying Group’s directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, as permitted by Delaware law, the Amended and Restricted Certificate of Incorporation provides that no director will be personally liable to Group or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

The Amended and Restated Certificate of Incorporation contains provisions that permit Group to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of Preferred Stock in one or more classes or series and, with respect to each such series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The foregoing provisions of the Amended and Restated Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce Group’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares and, as a consequence, they also may inhibit fluctuations in the market price of the New Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Group’s management.

The Amended and Restated Certificate of Incorporation expressly provides that Group shall not be governed by Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for the New Common Stock is StockTrans, Inc.

Item 2.	Exhibits.

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated

3.2	Amended and Restated By-Laws of Primus Telecommunications Group, Incorporated

3.3	Specimen of Stock Certificate for Common Stock

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
Date: July 1, 2009
	By:	/s/ Thomas R. Kloster
	Name:	Thomas R. Kloster
	Title:	Chief Financial Officer